QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FIRST HORIZON PHARMACEUTICAL CORPORATION
(Name of Subject Company (Issuer))

FIRST HORIZON PHARMACEUTICAL CORPORATION
(Name of Filing Person (Issuer))

1.75% Contingent Convertible Senior Subordinated Notes Due 2024
(Title of Class of Securities)

32051KAA4 and 32051KAB2
(CUSIP Number of Class of Securities)

Leslie Zacks, Esq.
General Counsel
6195 Shiloh Road
Alpharetta, Georgia 30005
(770) 442-9707
(Name, address and telephone number of person
authorized to receive notices and
communications on behalf of filing person)	with copy to: W. Tinley Anderson, Esq. Paul, Hastings, Janofsky & Walker LLP 600 Peachtree St., Suite 2400 Atlanta, GA 30308 (404) 815-2215

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee*:
$146,250,000	$15,648.75
*
This tender offer statement relates to the exchange by First Horizon Pharmaceutical Corporation of its New 1.75% Contingent Convertible Senior Subordinated Notes Due 2024 for any and all of its currently outstanding 1.75% Contingent Convertible Senior Subordinated Notes Due 2024. Pursuant to Rule 457(f) under the Securities Act of 1933, as amended, this amount is based on the average of the bid and ask prices for the issuer's 1.75% Contingent Convertible Senior Subordinated Notes Due 2024 in secondary market transactions on February 21, 2006, as reported to the issuer, reduced by an exchange fee of $2.50 for each $1,000 principal amount of 1.75% Contingent Convertible Senior Subordinated Notes Due 2024.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$15,648.75	Filing Party:	First Horizon Pharmaceutical Corporation
Form or Registration No.:	S-4 (333- 132077)	Date Filed:	February 28, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

TABLE OF CONTENTS

Item 12. Exhibits	1
SIGNATURE	2
EXHIBIT INDEX	3

INTRODUCTORY STATEMENT

        This Amendment No. 3 to Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer (the "Exchange Offer") by First Horizon Pharmaceutical Corporation, a Delaware corporation (the "Company"), to exchange its New 1.75% Contingent Convertible Senior Subordinated Notes Due 2024 (the "New Notes") for any and all of its outstanding 1.75% Contingent Convertible Senior Subordinated Notes Due 2024 (the "Old Notes") validly tendered and accepted, upon the terms and subject to the conditions set forth in the prospectus (as amended and supplemented from time to time, the "Prospectus") dated March 16, 2006, which is part of the Company's Registration Statement on Form S-4, as amended (File No. 333-132077) (the "Registration Statement") and is incorporated herein by reference. This Amendment No. 3 amends and supplements the Schedule TO as set forth below.

        This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

        This Amendment is the final amendment to the Schedule TO.

Item 12. Exhibits.

        See Exhibit Index immediately following the signature page.

1

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

First Horizon Pharmaceutical Corporation
By:	/s/ DARRELL BORNE
Name:	Darrell Borne
Title:	Chief Financial Officer, Secretary and Treasurer
Dated:	May 3, 2006

2

EXHIBIT INDEX

(a)(1)(i)	Prospectus, dated March 16, 2006 (filed by the Company with the Securities and Exchange Commission pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, and incorporated by reference).
(a)(1)(ii)	Prospectus Supplement, dated April 19, 2006 (filed by the Company with the Securities and Exchange Commission pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, and incorporated by reference).
(a)(4)(i)	Prospectus dated March 16, 2006 (filed by the Company with the Securities and Exchange Commission pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, and incorporated by reference).
(a)(4)(ii)	Prospectus Supplement, dated April 19, 2006 (filed by the Company with the Securities and Exchange Commission pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended, and incorporated by reference).
(a)(5)(i)	Press release issued by the Company on March 17, 2006 (filed by the Company with the Securities and Exchange Commission and incorporated by reference to 99.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 17, 2006).
(a)(5)(ii)	Press release issued by the Company on April 19, 2006 (filed by the Company with the Securities and Exchange Commission and incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 19, 2006).
(a)(5)(iii)	Press release issued by the Company on May 3, 2006 (filed by the Company with the Securities and Exchange Commission and incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 3, 2006).

3

QuickLinks

TABLE OF CONTENTS
INTRODUCTORY STATEMENT
SIGNATURE
EXHIBIT INDEX